Exhibit 99.1

Constellium Announces Partial Redemption of 4.625% Senior Notes due 2021

Amsterdam, July 9, 2019 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) announced that today it will call for redemption €100,000,000 of the €300,000,000 outstanding aggregate principal amount of its 4.625% Senior Notes due 2021 (the “Notes”, and the redemption thereof, the “Redemption”), pursuant to that certain Indenture, dated as of May 7, 2014, among the Company, the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent. The Company expects the redemption date for the Notes being redeemed to occur on August 8, 2019 (the “Redemption Date”). The redemption price for the Notes is 100% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the Redemption Date.

This press release shall not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Redemption. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements, delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and in our registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on June 3, 2019, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

2